SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONDEMNS DAA FAT CAT'S LATEST QUANGO ROLE

Ryanair, Ireland favourite airline, today (17th June) condemned DAA Fat Cat boss Declan Collier's (who received a €600,000 salary last year) latest quango role while he continues to preside over two half empty terminals at Dublin Airport, and record traffic declines at the three DAA airports.

Mr Collier's latest quango bauble, as President of the high cost monopoly airport association (Airport Council International), comes in addition to Mr Collier's other quango role as Public Interest Director on the Govt owned AIB bank, where last year he was paid some €50,000 to rubber-stamp big payoffs for failed bank managers.

Having developed the €1.2bn white elephant T2 at Dublin Airport, and presided over a 40% fees increase at Dublin Airport last year, Mr Collier is ideally placed to advise the other monopoly airports on how to jack-up costs and destroy traffic while getting paid Fat Cat packages in return for failure.

Ryanair's Stephen McNamara said;

"Today is another great day for the Fat Cat quango king Declan Collier.  Now in addition to receiving over €600,000 for mismanaging the DAA and some €50,000 for representing the public interest in the mismanaged AIB, he can bring his undoubted talent for mismanagement and Fat Cat pay and perks to another useless quango such as Airports Council International.  Today's appointment shows yet again that failure is no barrier to appointments to Fat Cat quangos.

While Mr Collier is wasting time and money with ACI in Brussels, his day job in the DAA and his pubic interest role in AIB continue to suffer from his mismanagement and decline."

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   17 June 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary